[BAKER BOTTS L.L.P. LETTERHEAD]
June 19, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk
Ladies and Gentlemen:
On behalf of EGL, Inc. (“EGL”), we transmit herewith for electronic filing via the EDGAR system a memorandum of EGL responding to the comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, by telephone on June 12, 2007 regarding EGL’s Preliminary Proxy Statement on Schedule 14A (File No. 000-27288) filed on June 5, 2007. EGL’s response to the Staff’s comment is included in the memorandum enclosed herewith submitted on behalf of EGL.
Please telephone collect Gene Oshman (713.229.1178) or the undersigned (713.229.1648) of the firm Baker Botts L.L.P., outside legal counsel to EGL, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ M. BREEN HAIRE
M. Breen Haire

Enclosures
cc:	Ms. Dana Carabin — EGL, Inc.
Mr. Andrew Nussbaum — Wachtell, Lipton, Rosen & Katz

MEMORANDUM

TO:	John Stickel
Division of Corporation Finance
Securities and Exchange Commission

FROM:	EGL, Inc.

DATE:	June 19, 2007

RE:	Preliminary Proxy Statement on Schedule 14A (File No. 000-27288) filed on June 5, 2007
Response to SEC Comment dated June 12, 2007
     EGL, Inc. (“we” or “EGL”) is providing the following response to the comment which you communicated to our counsel by telephone on June 12, 2007 regarding the above-referenced filing (the “Preliminary Proxy Statement”) of EGL under the Securities Exchange Act of 1934. We have summarized your comment below in bold, and our response follows thereafter.
     To the extent this response relates to information concerning CEVA Group Plc (“CEVA”), its parent company CEVA Investments Limited (“CEVA Investments”) or its affiliate Apollo Management VI, L.P. (“Apollo”), our response below is based on information provided to EGL by such other entities and their respective representatives.
COMMENT:
     Please provide your analysis regarding whether the proposed merger is a “Rule 13e-3 transaction” within the meaning of Rule 13e-3, including details regarding (a) the status of negotiations of the terms of the rollover investments, employment arrangements or other arrangements with EGL management members and the timing of any such negotiations; (b) the level of equity compensation expected for EGL management members; (c) the level of equity ownership in CEVA or its affiliates which is expected to be held by EGL management members; and (d) whether any EGL management members are expected to hold board seats at CEVA or any of its affiliates.
RESPONSE:
     EGL has evaluated the proposed merger transaction between EGL and CEVA in light of Rule 13e-3 and the nature of the relationships between EGL, EGL’s management team and CEVA, and has concluded that the proposed merger is not part of a Rule 13e-3 transaction, as explained below. Consequently, EGL does not believe it is necessary to amend the Preliminary

Proxy Statement to satisfy the additional disclosure requirements relating to Rule 13e-3 transactions or to file a Schedule 13E-3 in connection with the proposed transaction.
     Factual Background
     On May 24, 2007, CEVA and EGL, along with a newly formed acquisition vehicle of CEVA (“Acquisition Co.”), entered into an agreement and plan of merger (the “Merger Agreement”) which provides that Acquisition Co. will be merged with and into EGL. Immediately following the merger, EGL, as the surviving company in the merger, will be an indirect wholly owned subsidiary of CEVA. On June 5, 2007, EGL filed the Preliminary Proxy Statement in connection with this merger.
     CEVA’s primary competitor in seeking to acquire EGL was a bidding group led by EGL’s Chairman and Chief Executive Officer James Crane, who holds approximately 18% of EGL’s outstanding common stock. Prior to signing the Merger Agreement, CEVA had no discussions with Mr. Crane regarding an ongoing employment arrangement for him or an equity investment by him in the combined CEVA/EGL entity, and at this time no such understandings have been reached. Furthermore, as indicated in Mr. Crane’s Schedule 13D filings, six of EGL’s top executives — including Messrs. Bento, Favati, Sidler and Weigel, the four executives who have executed term sheets with CEVA regarding their post-merger employment and equity investments — were part of Mr. Crane’s bidding group, and thus, at least for a period of time, were reportedly aligned with him in competing against CEVA in the bidding process.
     Timing and Status of Discussions with EGL’s Management.
     On a few occasions towards the end of the due diligence investigation of EGL conducted by Apollo and CEVA, representatives of CEVA engaged or attempted to engage in employment-related discussions with certain members of EGL’s senior management team, which discussions were sanctioned by EGL’s special committee. In particular, on April 17, 2007, EGL organized a business presentation given by EGL’s management team in order to facilitate CEVA’s due diligence review of EGL, and at that meeting representatives of CEVA briefly discussed CEVA’s plans for EGL following the merger, including plans to offer EGL executives employment arrangements and equity compensation opportunities. Although CEVA is owned principally by affiliates of Apollo, a private equity firm, the merger is a strategic transaction between two companies with complementary businesses, and CEVA informed EGL’s management that it was not planning to reduce the size of EGL’s management team.
     At that meeting the CEVA representatives explained that they planned to distribute term sheets with proposed employment, equity compensation and rollover investment terms in the near future. Over the course of the following three weeks, prior to CEVA’s first definitive acquisition proposal on May 2, 2007, CEVA contacted E. Joseph Bento, Vittorio Favati, Bruno Sidler and Greg Weigel to explain that CEVA would require that the executives execute confidentiality agreements before they would provide draft term sheets. Messrs. Bento and Favati each executed confidentiality agreements, received term sheets, participated in discussions regarding the proposed terms and ultimately executed term sheets prior to the May 2nd acquisition proposal. Messrs. Sidler and Weigel executed confidentiality agreements and received term sheets prior to the execution of the Merger Agreement, but did not commence discussions until after such execution date; both executed term sheets on or about June 17, 2007, which was several weeks after the time that the Merger Agreement was signed.
     CEVA did not solicit confidentiality agreements, provide term sheets or have substantive employment-related discussions prior to the execution of the Merger Agreement with other members of EGL management, including James Crane, Dana Carabin, Sam Slater, Michael Slaughter, Ronald Talley and Keith Winters. Since the execution of the Merger Agreement, CEVA has solicited confidentiality agreements from each of Messrs. Slater and Talley, but neither has signed such an agreement. CEVA has provided a term sheet to Mr. Slater and participated in discussions with him, but to date no agreement has been reached and the provisions of his term sheet are still being negotiated. Messrs. Slaughter, Talley and Winters and Ms. Carabin have not executed confidentiality agreements or participated in negotiations regarding employment terms, and to date no agreements or understandings have been reached with these individuals. There is no specific timeline for negotiating or finalizing any such agreements, although CEVA is currently working to have these in place prior to closing of the merger.
     CEVA’s Agreements with Messrs. Bento, Favati, Sidler and Weigel.
     Prior to the time that the Merger Agreement was executed, only Messrs. Bento and Favati had executed term sheets with CEVA regarding their post-merger employment arrangements and rollover equity investments. Mr. Bento is EGL’s President of North America and Chief Marketing Officer, and Mr. Favati is EGL’s President, Asia Pacific Region. Messrs. Bento and Favati agreed with CEVA on term sheets shortly before CEVA submitted its acquisition proposal on May 2, 2007. The terms and conditions of this acquisition proposal had been largely finalized by the time these term sheets were executed; in particular, CEVA had previously submitted its proposed changes to the Merger Agreement to legal counsel to EGL’s special committee on April 24, 2007.
     Mr. Bento’s term sheet provides that he will receive a base salary of $500,000 with an annual bonus target of $375,000, as well as an additional discretionary $75,000 bonus for 2007 only. In addition, he has agreed to invest $1,450,000 to purchase shares of CEVA Investments and will receive an option to purchase 14,500 shares, in each case with an exercise/purchase price of €100 per share. Mr. Favati’s term sheet provides that he will receive a base salary of $450,000 with an annual bonus target of $300,000, as well as an additional discretionary $75,000 bonus for 2007 only. He has agreed to invest $1,125,000 to purchase CEVA Investments shares and will receive an option to purchase 10,417 additional shares, in each case with an exercise/purchase price of €100 per share.
     Several weeks after the Merger Agreement was executed, Messrs. Sidler and Weigel agreed with CEVA on term sheets. Mr. Sidler is EGL’s President, Europe, Middle East and Africa, and Mr. Weigel is EGL’s Chief Operating Officer. Mr. Sidler’s term sheet provides that he will receive a base salary of $450,000 and an additional discretionary bonus of $450,000 subject to satisfaction of bonus plan objectives which have not yet been agreed upon. Mr. Sidler has agreed to invest $1,125,000 to purchase shares of CEVA Investments and will receive an option to purchase 10,417 shares, in each case with an exercise/purchase price of €100 per share. Mr. Weigel’s term sheet provides that he will receive a base salary of $450,000 with an annual bonus target of $300,000 subject to satisfaction of bonus plan objectives which have not yet been agreed upon. Mr. Weigel has agreed to invest $1,125,000 to purchase CEVA Investments shares and will receive an option to purchase 10,417 additional shares, in each case with an exercise/purchase price of €100 per share.
     Post-Merger Compensation Levels for EGL Management.
     CEVA intends to establish compensation levels for other members of EGL management which are generally consistent with current compensation levels at EGL, but will consider making appropriate market-based adjustments based on the role and responsibilities of each particular executive. Negotiations between EGL executives and CEVA regarding compensation levels are still underway, except in the case of Messrs. Bento, Favati, Sidler and Weigel.
     Equity Participation of EGL Management in CEVA After the Merger.
     Similar to its arrangements with Messrs. Bento, Favati, Sidler and Weigel, CEVA expects to offer EGL executives and other key employees the opportunity to purchase shares of its parent entity, CEVA Investments. Employees who choose to invest would also be granted stock options under an equity plan; all grants will be unvested when the merger is consummated. The amounts and terms of these options, including vesting conditions, have not been determined, except with respect to Messrs. Bento, Favati, Sidler and Weigel. CEVA has been working with EGL’s management team to determine the scope of this equity plan, and it is currently anticipated that approximately 125 EGL employees will be offered an opportunity to participate. However, CEVA currently intends for the total level of equity investments to be made by all EGL employees, including Messrs. Bento, Favati, Sidler and Weigel and the other members of EGL’s senior management, to be in the aggregate less than approximately 3% of CEVA Investments’ total equity, and in the aggregate less than approximately 5% when option grants are included.
     Representation of EGL Management on the Governing Board of CEVA.
     CEVA does not intend to offer any EGL executives a position on its board of directors, which is responsible for the management and control of the CEVA group companies (including EGL after the merger), or the board of its parent entity or CEVA Investments. Apollo manages the ultimate controlling shareholder of CEVA Investments, and no EGL employee will have a position or other business relationship with Apollo.
     Analysis
     Rule 13e-3(a)(3) provides, in pertinent part, that a solicitation subject to Regulation 14A of any proxy in connection with a merger “between an issuer ... and its affiliate” is a “Rule 13e-3 transaction” which is subject to the disclosure and other requirements of Rule 13e-3 and Schedule 13E-3. In Release No. 34-17719, the SEC reiterated that Rule 13e-3 will apply to a merger of an issuer “only if an affiliate of the issuer is also a party to the transaction.” EGL has determined that the parties to the transaction are not affiliates as contemplated by Rule 13e-3 because no party to the Merger Agreement “directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with” EGL (Rule 13e-3(a)(1)).1 In this case, the proposed merger is between two unaffiliated entities — CEVA and EGL. Neither CEVA nor any of its affiliated companies own any equity securities of EGL or by any means hold or exercise any management control over EGL, and there are no EGL management members who are engaged in the merger as affiliates of both CEVA and EGL.
Messrs. Bento, Favati, Sidler and Weigel are not “affiliates” of CEVA who will control the CEVA/EGL business after the merger.
     In Release No. 34-16075, the SEC pointed out that affiliates of an issuer who are in control of the issuer’s business both before and after a transaction could be deemed affiliates of the purchaser, in which case a transaction between the issuer and the purchaser would qualify as a Rule 13e-3 transaction. The SEC has indicated in Release No. 34-16075, however, that it will not consider a person to be an affiliate of the purchaser “solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” Rather, it will look to whether “continuity of management” exists, indicia of which include increases in management compensation, favorable alterations to executive agreements, equity participation in the buyer and representation of management on the buyer’s board of directors. (Manual of Publicly Available Telephone Interpretations, Section P, Item 3)
     We note that only two EGL executives had any agreement with CEVA prior to the execution of the definitive merger agreement by EGL. Two other executives, Messrs. Sidler and Weigel negotiated and signed their term sheets only within the past week, well after the May 24 signing date for the Merger Agreement. Accordingly, their post-merger arrangements are less relevant to an analysis of whether they were affiliated with CEVA to influence the terms of the merger.
     In addition, Messrs. Bento, Favati, Sidler and Weigel have agreed with CEVA on reasonable and customary terms for their employment with EGL following the merger. Their employment agreement term sheets provide that they will hold executive officer titles at EGL which are similar to their current positions at EGL. None of their term sheets provide that they will be appointed to any board positions, and as noted above, CEVA has no intention of appointing them to its board or to the board of its parent entity. They will likely be appointed by CEVA to a committee which will help to plan the integration of CEVA and EGL, but this committee will not control the combined entity and will report to CEVA’s Chief Executive Officer John Pattullo (who will be joining CEVA later this summer) and CEVA’s board of directors. None of Messrs. Bento, Favati or Weigel will be located at CEVA’s head office in the Netherlands. CEVA and Mr. Sidler will consider an arrangement pursuant to which Mr. Sidler may spend some of his time in the Netherlands in connection with his position as Managing Director of Freight Forwarding in Europe, the Middle East and Africa.

[1]	Rule 12b-2 defines “control” as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

     In short, their term sheets by no means provide that they will be in positions to “control” the combined CEVA/EGL entity in any significant way after the merger. While CEVA’s principal shareholders are private equity funds, this is not a case of a shell company acquiring a business and relying on existing managers to control and run the post-acquisition company. Instead, EGL will be incorporated into CEVA as one of CEVA’s many divisions.
     In addition, the extent of their equity ownership in CEVA following the merger will be immaterial. Based on the number of CEVA Investments shares which are currently outstanding, and assuming an equity investment in CEVA Investments by affiliates of Apollo of $100 million to fund the merger (at €100 per share), Mr. Bento’s $1,450,000 investment in CEVA Investments would give him an equity stake of approximately 0.27%, and the $1,125,000 investments of each of Messrs. Favati, Sidler and Weigel would give them each an equity stake of approximately 0.21%.2 These percentages are expected to be reduced when CEVA implements an employee equity plan for approximately 125 EGL employees. In addition, Messrs. Bento, Favati, Sidler and Weigel will be granted stock options which will be unvested when the merger is consummated; a time-based portion of these options will vest over a five-year period, and the remaining performance-based portions will vest six months after certain financial targets are satisfied.
     While the four executives’ term sheets provide for salary increases (approximately $150,000 for each of Messrs. Bento, Favati and Weigel, and no increase for Mr. Sidler) relative to their base salaries prior to the merger, CEVA believes this compensation is market-based and reasonable in these circumstances, particularly given the work that will be required by CEVA and EGL managers to help transition and integrate EGL as a division of CEVA. In addition, the term sheets provide for projected annual bonus levels, but these will be linked to performance targets to be mutually agreed upon by the parties. CEVA intends to discuss appropriate targets with Messrs. Bento, Favati, Sidler and Weigel after the merger is consummated, and no understandings or agreements as to these targets currently exist.
     In short, CEVA’s term sheets with Messrs. Bento, Favati, Sidler and Weigel are for reasonable and customary employment agreements which fall far short of constituting “continuity of management” creating a controlling “affiliate” relationship with CEVA.
The other members of EGL’s management team likewise cannot be deemed “affiliates” of CEVA.
     CEVA has not entered into any agreements or understandings with other members of EGL’s management team regarding their continued employment with EGL following the merger. CEVA expects to enter into employment agreements with key executives on reasonable and customary terms, none of which are expected to provide for their election to CEVA’s or CEVA

[2]	We note that even if affiliates of Apollo make no equity contribution to CEVA Investments to fund the merger, the respective investments of Messrs. Bento, Favati, Sidler and Weigel would only give them equity stakes of approximately 0.33%, 0.25%, 0.25% and 0.25%, respectively.

Investments’ boards of directors, or any position with Apollo, or include terms that would otherwise render them “affiliates” for purposes of this Rule 13e-3 analysis.
     As noted above, CEVA expects to offer EGL executives and other key employees the opportunity to purchase shares of its parent entity, CEVA Investments, but the total level of fully diluted equity ownership offered to all EGL employees and executive management team is expected to be less than 5%.
Messrs. Bento and Favati were not engaged in the negotiations for the CEVA/EGL merger.
     Neither Mr. Bento nor Mr. Favati participated in any negotiations of the CEVA/EGL merger. Messrs. Sidler and Weigel did not commence discussions of employment terms or execute their term sheets until after the Merger Agreement was executed, but for the avoidance of doubt they likewise did not participate in any negotiations of the merger. The involvement of other members of EGL management in the negotiations was limited to discrete matters not related to pricing or deal protection and was fully sanctioned by EGL’s special committee. At all times leading up to the execution of the Merger Agreement between EGL and CEVA, EGL’s negotiations and decisions regarding CEVA’s acquisition proposal were led and controlled by EGL’s special committee, which was formed for the purpose of negotiating acquisition proposals and recommending appropriate actions to the full board.
     Messrs. Bento’s and Favati’s contacts with CEVA’s representatives were limited to discussing their employment agreements and equity investments, and, along with the rest of EGL’s management team, assisting CEVA in conducting its due diligence review of EGL. Neither of them influenced or attempted to influence the board’s or special committee’s negotiations with CEVA regarding the terms of the merger. Furthermore, CEVA never discussed its bidding intentions or strategies with any EGL executives, including Messrs. Bento, and Favati.
     Indeed, on January 22, 2007, James Crane had filed a Schedule 13D which indicated that five of EGL’s other top executives — including Messrs. Bento, Favati and Weigel — were part of Mr. Crane’s bidding group, which was competing against CEVA to acquire EGL. Mr. Sidler was added to Mr. Crane’s 13D group in a filing made on March 28, 2007. Accordingly, both EGL and CEVA were careful to exclude these executives from their negotiations of the Merger Agreement.
     In sum, EGL’s management members were not meaningfully engaged in the negotiations for the proposed merger or affiliated with CEVA so as to render the proposed merger a Rule 13e-3 transaction.
General Principles of Rule 13e-3.
     We do not believe that, given the circumstances, the proposed merger of CEVA and EGL is the type of transaction against which Rule 13e-3 was designed to protect. The SEC has stated in Release No. 34-17719 that Rule 13e-3 was promulgated, at least in part, in response to the concern that where an issuer deals with an affiliate, “the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s-length negotiations.”
     As described in greater detail in the “Background of the Merger” section of the Preliminary Proxy Statement, there can be no doubt that the negotiations between CEVA and EGL were at arm’s length, vigorously negotiated and led by EGL’s special committee of independent directors. EGL’s board and special committee have been fully independent of CEVA and have had (and have exercised) full power to reject CEVA’s proposals. On numerous occasions, EGL’s board and special committee rejected offers from CEVA and demanded certain changes in both the Merger Agreement and the offer price. Indeed, CEVA’s proposals to pay $38, $40, $41, $43 and $46 per share were all not accepted by EGL’s special committee, and CEVA only prevailed in the auction after it offered $47.50 per share after multiple bidding rounds. This final price of $47.50 represents a 30% premium over the price at which the bidding group led by EGL’s Chairman and CEO James Crane initially proposed to acquire EGL in January of 2007. CEVA was also required to reduce the termination fee which could be payable by EGL under the Merger Agreement from $30 million to $20 million, and to increase the termination fee which could be payable by CEVA from $30 million to $40 million in the case of a financing failure and from $30 million to $60 million for willful breaches.
     Additionally, shareholders of EGL will be entitled to vote on the transaction. As the SEC noted in Release No. 34-17719, a vote requirement “frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” This is not the case with the CEVA/EGL merger, which requires the affirmative vote of the holders of at least a majority of EGL’s outstanding shares of common stock. CEVA does not own any EGL shares, and no member of EGL’s management team has entered into an agreement with CEVA to vote their EGL shares in favor of the merger. Furthermore, Messrs. Bento, Favati, Sidler and Weigel, the four executives who have employment agreement term sheets with CEVA, each hold less than 1% of EGL’s equity.
     In short, given the lack of any significant role of management in the negotiation of the merger, the absence of any EGL executives on CEVA’s and CEVA Investments’ boards of directors, their immaterial equity interest in CEVA following the merger, and lack of other indicia of control of CEVA, we believe that the present circumstances are not ones in which management is “standing on both sides of the transaction.” (Release No. 34-17719) The background of the proposed merger vividly illustrates the absence of any control relationship between CEVA, on the one hand, and EGL or EGL’s management, on the other hand, that could give rise to the concerns that Rule 13e-3 was designed to address.
Conclusion
     We respectfully advise you of our view that the proposed merger is not a going private transaction between EGL and an affiliate of EGL. CEVA is an independent entity, and EGL’s management members, including Messrs. Bento, Favati, Sidler and Weigel, are not affiliates of CEVA or otherwise engaged in the merger. Accordingly, the transaction is not a Rule 13e-3 transaction and it is not necessary to amend the Preliminary Proxy Statement to satisfy the additional requirements of Rule 13e-3 and Schedule 13E-3.
     We appreciate your attention to this matter. If you should have any questions or wish to discuss our response set forth above, please do not hesitate to contact Gene Oshman (713.229.1178) or Breen Haire (713.229.1648) of the firm Baker Botts L.L.P., outside legal counsel to EGL.
     EGL, Inc. hereby acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.